भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

82-45524

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

JAN 5 2004

जा. क्रमांक / No. : CO/S&B/VR/2003/ 3797

दिनांक / तारीख / Date : 29.12.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/3784 dated the December 29, 2003 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Yours faithfully,

[signature]

04012232

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

dlw 1/20

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. : CO/S&B/ VR/2003/3784

दिनांक / तारीख / Date : 29.12.2003

Dear Sir,

LISTING AGREEMENT
REVISION IN INTEREST RATES

In terms of Clause 36 of the Listing Agreement, we have to advise that the Bank has decided to revise interest rates as per the annexure - 'A'.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl a.a

शे एवं बा
SHARES & BONDS
CORPORATE CENTRE, MUMBAI

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

Annexure-I

1. Fixation of Benchmark Prime Lending Rate

- **State Bank of India has decided to fix Benchmark Prime lending Rate at 10.25% p.a. with effect from 1st January 2004**
- The revised rate is **0.25% below** the existing Prime Lending Rate at 10.50% p.a.
- Benchmark Prime Lending Rate shall be referred to as State Bank Advance Rate (SBAR). All loans (except loans linked to market benchmarks such as CP/ MIBOR/ G-Sec linked loans) presently linked to Prime Lending Rate, State Bank Medium Term Lending Rate (SBMTLR) and State Bank Short Term Advance Rate (SBSTAR) will be linked to SBAR with effect from 1st January 2004.
- With this, tenor linked Prime Lending Rates will be discontinued. Term Premia and credit risk premia will be added to SBAR for determining lending rates.
- Term Premia of **50 bps** will be added for loans of 3 years maturity and above.
- Credit risk premia (spreads) as per the existing Credit Risk Assessment (CRA) model of the Bank to be added to SBAR while fixing the pricing.

2. Revision in Interest Rates on Domestic Term Deposits

1. The revised interest rates on **Domestic Term Deposits** would be as under:

Existing w.e.f. 10.11.2003		**Revised rates w.e.f. 01.01.2004**	
Duration	Interest Rate (% p.a.)	Duration	Interest Rate (% p.a.)
15 days to 45 days	4.00	15 days to 45 days	4.00
46 days to 179 days	4.50	46 days to 179 days	4.50
180 days to less than 1 year	4.75	180 days to less than 1 year	4.75
1 year to less than 2 years	5.00	1 year to less than 3 years	5.00
2 years to less than 3 years	5.25	3 years and above	5.25
3 years and above	5.50		

2. The interest rates payable on Domestic Term Deposits with a maturity period of "7 days to 14 days" continues as under:

Existing w.e.f. 10.11.2003		**Revised rates w.e.f. 01.01.2004**	
Amount of Deposits	Interest Rate (% p. a.)	Amount of Deposits	Interest Rate (% p.a.)
Rs 15 lakhs and above	4.00	Rs 15 lakhs and above	4.00

3. The revised interest rates payable on deposits of Senior Citizens would be as under:

Existing w.e.f. 10.11.2003		**Revised rates w.e.f. 01.01.2004**	
Duration	Interest Rate (% p. a.)	Duration	Interest Rate (% p.a.)
1 year to less than 2 years	5.50	1 year to less than 3 years	5.50
2 years to less than 3 years	5.75	3 years and above	5.75
3 years and above	6.00		

4. The interest rates on " Kanak Dhara" (in Rupees) and "Capgains Plus" schemes also to be suitably refined as per the revised rates for domestic term deposits

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

FILE NO. 82.4524

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. : CO/S&B/VR/2004/ 21

दिनांक / तारीख / Date : 02.01.2004

FORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/14 dated the 02nd January, 2004 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

E NO. 82.4

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. : CO/S&B/VR/2004/14

दिनांक / तारीख / Date : 02.01.2004

Dear Sir,

LISTING AGREEMENT : CLAUSE 30A
CHANGE IN DIRECTORS

We advise that in terms of Section 19(1)(f) of the State Bank of India Act, 1955, Reserve Bank of India has nominated Shri A.V.Sardesai, Executive Director, Reserve Bank of India on the Central Board of State Bank of India vice Dr. Rakesh Mohan.

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)

True copy

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.